                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                                AMENDMENT NO. 2
                                      TO
                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934

                 WISCONSIN CENTRAL TRANSPORTATION CORPORATION
                               (Name of Issuer)

                         Common Stock, $0.01 par value
                        (Title of Class of Securities)

                                   976592105
                                (CUSIP Number)

                              Edward A. Burkhardt
                          8600 West Bryn Mawr Avenue
                                  Suite 500N
                               Chicago, IL 60631
                                (773) 714-8669
           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)

                               February 6, 2001
           (Dates of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of (S)(S)240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ].


Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See (S)240.13d-7 for other parties to whom copies are to be sent.


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
CUSIP NO.    976592105
         -----------------

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      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      Edward A. Burkhardt
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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [_]
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      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      PF
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      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
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                          SOLE VOTING POWER
                     7
     NUMBER OF
                          4,010,004
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          4,010,004
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      4,010,004 shares of Common Stock
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      8.6%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IN


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Preliminary Note

     On October 20, 2000, John W. Barriger, Edward A. Burkhardt, Raymond C. Burton, Jr., Robert E. Dowdy, Aaron J. Gellman, Michael W. Howell, Henry Posner III and Andy Sze filed a Statement on Schedule 13D with respect to their beneficial ownership of the common stock, par value $.01 per share (the "Common Stock"), of Wisconsin Central Transportation Corporation, a Delaware corporation (the "Company"). Messrs. Barriger, Burkhardt, Dowdy, Gellman, Howell, Posner and Sze filed an Amendment No. 1 to Schedule 13D on November 2, 2000. The Schedule 13D and Amendment No. 1 were filed because the filing persons may have been deemed to be members of a group deemed to be the beneficial owner in excess of 5% of the Company's outstanding Common Stock by virtue of their participation as members of the Wisconsin Central Shareholders Committee to Maximize Value (the "Committee"). The Committee commenced a solicitation of written consents of the Company's shareholders on November 13, 2000. The consent solicitation ended on January 12, 2001 when the Committee delivered to the Company written consents it had received from shareholders of the Company approving certain of the Committee's proposals. Following the completion of the consent solicitation, each of the member's participation with the Committee concluded and the Committee was disbanded. This Amendment No. 2 is being filed by Edward A. Burkhardt to report the disbanding of the Committee and to report certain other changes to the Schedule 13D, as amended by Amendment No. 1.

Item 2 is hereby amended and restated in its entirety as follows:

Item 2.  Identity and Background.

     (a) The person filing this Amendment No. 2 to Schedule 13D is Edward A. Burkhardt. As a result of the disbanding of the Committee, the Committee and Messrs. Barriger, Dowdy, Gellman, Howell, Posner and Sze are no longer filing persons.

     (b)-(c) Mr. Burkhardt is the President and Chief Executive Officer of Rail World, Inc., a railway management company. The business address of Rail World, Inc. is 8600 West Bryn Mawr Avenue, Suite 500N, Chicago, Illinois 60631-3579.

     (d)-(e) During the last five years, Mr. Burkhardt has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Mr. Burkhardt is a United States citizen.

Item 3 is hereby amended and restated in its entirety as follows:

Item 3.  Source and Amount of Funds or Other Consideration.

     Mr. Burkhardt may be deemed to beneficially own 4,010,004 shares of Common Stock, which includes 30,000 shares of Common Stock which Mr. Burkhardt is entitled to acquire pursuant to stock options currently exercisable or exercisable within 60 days. Of the shares of Common Stock that may be deemed to be beneficially owned by Mr. Burkhardt, 3,510,004 shares were acquired in connection with his founding of the Company in 1987 and upon exercise of stock options granted to him in connection with his service as Chairman, President and Chief Executive Officer of the Company from 1987 to August 1999. Mr. Burkhardt acquired an aggregate of 500,000 shares of Common Stock on February 6, 2001 using personal funds in open market transactions through a broker.

Item 4 is hereby amended and restated in its entirety as follows:

                                       3
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Item 4.  Purpose of Transaction.

     Mr. Burkhardt holds the shares of Common Stock beneficially owned by him for investment purposes. Mr. Burkhardt will continue to evaluate his investment in the Company on the basis of various factors, including the Company's business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Company's shares. Based upon such evaluation, Mr. Burkhardt may take such actions in the future as he may deem appropriate in light of the circumstances existing from time to time. Depending on market and other factors, Mr. Burkhardt may seek to acquire additional shares of Common Stock in the open market or in private transactions, or determine to dispose of all or a portion of the Common Stock beneficially owned by him, including through hedging transactions with third parties.

     Mr. Burkhardt does not have any plans or proposals with respect to any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, except as set forth in this Item 4.

Item 5 is hereby amended and restated in its entirety as follows:

Item 5.  Interest in Securities of the Issuer.

     (a) Mr. Burkhardt may be deemed to beneficially own 4,010,004 shares of Common Stock, which represents approximately 8.6% of the Company's outstanding Common Stock. This includes 30,000 shares of Common Stock which Mr. Burkhardt is entitled to acquire pursuant to stock options currently exercisable or exercisable within 60 days.

     Each of the foregoing calculations of percentage ownership is based on 46,391,357 shares of Common Stock outstanding as of October 31, 2000 as reported in the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2000. Mr. Burkhardt believes that the number of shares outstanding as of the date of this Schedule 13D is likely to be less than the number indicated in the Company's Form 10-Q, as the Company has announced a program to repurchase its outstanding shares.

     (b) Mr. Burkhardt has the sole power to vote or direct the voting of and dispose or direct the disposition of the 4,010,004 shares of Common Stock that may be deemed to be beneficially owned by him.

     (c) Transactions in the Common Stock effected in open market transactions through a broker by Mr. Burkhardt are set forth below:

Date              Transaction Type  Number of Shares  Price Per Share
----              ----------------  ----------------  ---------------
February 6, 2001  Purchase          500,000           $15.94

     (d) No person other than Mr. Burkhardt is known to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Common Stock beneficially owned by Mr. Burkhardt.

     (e)  Not applicable.

Item 6 is hereby amended and restated in its entirety as follows:

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Except as described in this Amendment No. 2 to Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Burkhardt and any other

                                       4
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person with respect to any securities of the Company, including, but not limited to, transfer or voting of any of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

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                                   Signature
                                   ---------

     The undersigned, after reasonable inquiry and to the best of my knowledge and belief, certifies that the information set forth in this Amendment No. 2 to
Schedule 13D is true, complete and correct.

Date:  February 12, 2001

                                       /s/  Edward A. Burkhardt
                                       ------------------------
                                       Edward A. Burkhardt

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